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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   619429 10 3
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675- 6115
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 26, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     BFMA Holding Corporation
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                 7)   Sole Voting Power
                      298,500
  Number of    -----------------------------------------------------------------
   Shares        8)   Shared Voting Power
Beneficially          0
  Owned by     -----------------------------------------------------------------
    Each         9)   Sole Dispositive Power
  Reporting           298,500
   Person      -----------------------------------------------------------------
    with        10)   Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     298,500
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     7.2%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Florescue Family Corporation
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     Nevada
--------------------------------------------------------------------------------
                  7)   Sole Voting Power
                       29,100
  Number of    -----------------------------------------------------------------
   Shares         8)   Shared Voting Power
Beneficially           0
  Owned by     -----------------------------------------------------------------
    Each          9)   Sole Dispositive Power
  Reporting            29,100
   Person      -----------------------------------------------------------------
    with         10)   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     29,100
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     0.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Barry W. Florescue
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
                   7)   Sole Voting Power
                        327,600
   Number of    ----------------------------------------------------------------
    Shares         8)   Shared Voting Power
 Beneficially           56,300
   Owned by     ----------------------------------------------------------------
     Each          9)   Sole Dispositive Power
   Reporting            327,600
    Person      ----------------------------------------------------------------
     with         10)   Shared Dispositive Power
                        56,300
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     383,900
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     9.3%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Ned L. Siegel
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
                  7)   Sole Voting Power
                       0
  Number of     ----------------------------------------------------------------
   Shares         8)   Shared Voting Power
Beneficially           56,300
  Owned by      ----------------------------------------------------------------
    Each          9)   Sole Dispositive Power
  Reporting            0
   Person       ----------------------------------------------------------------
    with         10)   Shared Dispositive Power
                       56,300
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     56,300
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     1.4%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Richard A. Bloom
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
                  7)   Sole Voting Power
                       5,000
  Number of    -----------------------------------------------------------------
   Shares         8)   Shared Voting Power
Beneficially           0
  Owned by     -----------------------------------------------------------------
    Each          9)   Sole Dispositive Power
  Reporting            5,000
   Person      -----------------------------------------------------------------
    with         10)   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,000
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     0.1%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)

     Charles W. Miersch
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
                  7)   Sole Voting Power
                       500
  Number of     ----------------------------------------------------------------
   Shares         8)   Shared Voting Power
Beneficially           0
  Owned by      ----------------------------------------------------------------
    Each          9)   Sole Dispositive Power
  Reporting            500
   Person       ----------------------------------------------------------------
    with         10)   Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     500
--------------------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     0.0%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

     This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of January 25, 2001, filed by BFMA Holding Corporation, Florescue Family Corporation, Barry
W. Florescue and Ned L. Siegel as amended by Amendment No. 1 relating to the event date of March 21, 2001 (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     Item 3 has been amended and restated in its entirety to read as follows:

     The funds used by BFMA to purchase the Common Stock came from the working capital of BFMA, and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The funds used by FFC to purchase the Common Stock came from the working capital of FFC, and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The funds used by each of Florescue, Siegel, Bloom and Miersch to purchase the Common Stock came from their personal funds and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     By letter dated May 1, 2001, BFMA proposed to acquire all of the outstanding shares of Common Stock for $28.25 per share in cash in a fully-financed offer. In addition, BFMA has committed to provide no less than $20 million of equity to finance the offer. BFMA has received a commitment from Icahn Associates Corp., an affiliated entity to Carl C. Icahn, to provide $240 million in bridge financing in the form of $120 million of senior financing and at least $120 million of subordinated bridge notes.

ITEM 4. PURPOSE OF TRANSACTION

     The first paragraph of Item 4 has been amended and restated in its entirety to read as follows:

     The Reporting Persons believe that the Common Stock is currently undervalued and have acquired the Common Stock to increase their shareholder position in the Issuer. By letter dated May 1, 2001, BFMA proposed to acquire all of the outstanding shares of Common Stock for $28.25 per share in cash in a fully-financed offer. In addition, BFMA has nominated three individuals - Richard A. Bloom, Logan D. Delany, Jr. and Charles W. Miersch - for election to the Issuer's Board of Directors at its 2001 Annual Meeting and is currently soliciting proxies to obtain such representation on Issuer's Board of Directors. BFMA believes that the election of its nominees represents the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to explore strategic alternatives, including a possible sale of Issuer to BFMA or a third party, as a way to maximize value for all of the Issuer's shareholders. Messrs. Miersch, Delany and Bloom have indicated that, subject to their fiduciary duties to Morton's shareholders, they will seek to convince other members of the Board to vote with them to form a Special Committee of the Board and hire independent financial and legal advisors to arrange a prompt sale of Morton's to the highest bidder and on the most favorable terms available to Morton's. Florescue has owned and controlled restaurants and restaurant properties in the past.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 has been amended and restated in its entirety to read as follows:

     By letter dated May 1, 2001, BFMA proposed to acquire all of the outstanding shares of Common Stock for $28.25 per share in cash in a fully-financed offer. In addition, BFMA has committed to provide no less than $20 million of equity to finance the offer. BFMA has received a commitment from Icahn Associates Corp., an affiliated entity of Carl C. Icahn, to provide $240 million in bridge financing in the form of $120 million of senior financing and at least $120 million of subordinated bridge notes. Pursuant to the terms of the commitment letter with Icahn Associates Corp. dated May 1, 2001 (the "Commitment Letter"), BFMA has agreed to pay Icahn Associates Corp. as an additional fee (the "Additional Fee"), an amount equal to 50% of the Profits, as defined in the term sheet annexed hereto as part of Exhibit C (the "Term Sheet"), in the event that within ten months after the date of the Commitment Letter, (a) any Covered Person, as defined in the Term Sheet, is a party to a Sale, as defined in the Term Sheet, or enters into a binding contract to effect a Sale, or (b) a Transaction, as defined in the Term Sheet, is publicly announced and any Covered Person is involved in a Sale subsequent to such announcement and after the ten-month date but on or prior to the withdrawal or consummation of the Transaction, all as more fully described in the Term Sheet.

     In addition, BFMA has nominated three individuals - Richard A. Bloom, Logan
D. Delany, Jr. and Charles W. Miersch - for election to the Issuer's Board of Directors at its 2001 Annual Meeting and is currently soliciting proxies on their behalf. BFMA believes that the election of its nominees represents the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to act to maximize value for all of the Issuer's shareholders by exploring strategic alternatives, including a possible sale of Issuer to BFMA or a third party. Messrs. Miersch, Delany and Bloom have indicated that, subject to their fiduciary duties to Morton's shareholders, they will seek to convince other members of the Board to vote with them to form a Special Committee of the Board and hire independent financial and legal advisors to arrange a prompt sale of Morton's to the highest bidder and on the most favorable terms available to Morton's.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing. (1)

         Exhibit B.  Definitive Proxy Statement, dated April 26, 2001.

         Exhibit C.  Letter from BFMA to Morton's, dated May 1, 2001.


         Exhibit D.  Commitment Letter from Icahn Associates Corp., dated May 1,
                     2001.

     (1) Filed as an exhibit to Amendment No. 1 to the Statement on
Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: May 1, 2001


                                               FMA HOLDING CORPORATION


                                               By: /s/ Barry W. Florescue
                                                  ------------------------------
                                                  Name: Barry W. Florescue
                                                  Title: Chief Executive Officer

                                               FLORESCUE FAMILY CORPORATION


                                               By: /s/ Barry W. Florescue
                                                  ------------------------------
                                                   Name: Barry W. Florescue
                                                   Title: President


                                               /s/ Barry W. Florescue
                                               ---------------------------------
                                               Barry W. Florescue


                                               /s/ Ned L. Siegel
                                               ---------------------------------
                                               Ned L. Siegel


                                               /s/ Richard A. Bloom
                                               ---------------------------------
                                               Richard A. Bloom


                                               /s/ Charles W. Miersch
                                               ---------------------------------
                                               Charles W. Miersch